UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March, 2007

Commission file number 0-50790

SUPERCOM LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O.B. 5039
Qadima 60920 ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __

On March 27, 2007, Supercom Ltd. (the “Registrant”) issued a press release announcing unaudited financial results for the fourth quarter and full year ended December 31, 2006. A copy of this press release is annexed hereto as Exhibit 99.1 and incorporated by reference herein.

The information set forth under the captions “Fourth Quarter Operating Results” and “Results for Year Ended December 31, 2006,” and the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows contained in, the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8, Registration No. 333-121231.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERCOM LTD. (Registrant)

By:	/s/ Eyal Tuchman
Eyal Tuchman
Chief Executive Officer

Dated: March 28, 2007

EXHIBIT INDEX

Exhibit No.	Description

99.1.	Press Release, dated March 27, 2007, announcing unaudited financial results for the fourth quarter and full year ended December 31, 2006.